VIA EDGAR

March 6, 2025

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4720

Re:	Brookfield Business Partners L.P. Registration Statement on Form F-3 File No. 333-285450

To Whom It May Concern:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, Brookfield Business Partners L.P. hereby respectfully requests that the effectiveness of the above referenced registration statement on Form F-3 (File No. 333-285450) be accelerated by the Commission so that it may become effective at 4 P.M. Eastern Time on Monday, March 10, 2025.

If the Staff of the Commission has any questions, please contact Christopher Bornhorst, Esq. of Torys LLP at (212) 880-6047 or cbornhorst@torys.com.

[Signature Page Follows]

Sincerely,

BROOKFIELD BUSINESS PARTNERS L.P., by
its general partner, BROOKFIELD BUSINESS
PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Corporate Secretary